330 North Wabash Avenue
Suite 2800
Chicago, Illinois 60611
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com
FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
April 8, 2016	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
VIA EDGAR AND FEDEX	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
Securities and Exchange Commission	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Washington, D.C. 20549-4628	Milan

Attn:	Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities

Re:	Highlands REIT, Inc. Form 10-12G Filed March 18, 2016
File No. 000-55580

Dear Mr. Kluck:

On behalf of Highlands REIT, Inc., a Maryland corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”) originally filed on March 18, 2016, including certain exhibits. Certain copies of Amendment No. 1 marked against the Registration Statement filed on March 18, 2016 will also be provided to the staff of the Securities and Exchange Commission.

If you have any questions regarding Amendment No. 1 or need additional information, please do not hesitate to contact me by telephone at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,
/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

Enclosures

cc: Richard Vance, President and Chief Executive Officer, Highlands REIT, Inc.